

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-mail</u>
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re: JRSIS Health Care Corporation**
> **Registration Statement on Form S-1**
> **Filed March 6, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please limit your outside front prospectus cover page to one page, in accordance with Item 501(b) of Regulation S-K.

5. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

    - How do you maintain your books and records and prepare your financial statements?
    - Describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
    - What is the background of the people involved in your financial reporting?

    We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    - What role he or she takes in preparing your financial statements;
    - What relevant education and ongoing training he or she has had relating to U.S. GAAP;
    - The nature of his or her contractual or other relationship to you;
    - Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    - About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

    If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    - The name and address of the accounting firm or organization;
    - The qualifications of their employees who perform the services for your company;
    - How and why they are qualified to prepare your financial statements;
    - How many hours they spent last year performing these services for you; and

- The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- Why you believe they are qualified to prepare your financial statements;
- How many hours they spent last year performing these services for you; and
- The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year.

Prospectus Summary, page 1

6. For each revision you make in response to our comments that relate to your Prospectus Summary, please make corresponding changes to your Resale Prospectus.

7. In your discussion of the offering here and in the Plan of Distribution section, please clarify when the offering by the selling shareholders will commence. If it will not commence until after completion of the company's offering, please make this clear and describe any agreements, written or oral, with the selling shareholders to ensure that they will adhere to these constraints. If the shareholders' resale offering will commence and could be conducted during a period when the company's offering is still ongoing, please advise investors of this in the prospectus and add a risk factor addressing the risks of this concurrent offering to the company's ability to raise necessary funds in its own offering. Please make any comforting changes, as necessary, to the separate resale prospectus as well.

8. We note that you mention product sales throughout your Risk Factors section. However, no mention of products is made within the Prospectus Summary. Please expand your disclosure in the Prospectus Summary to disclose that product sales constitute a portion of your revenues. Please also provide information about the types of products that you sell and how they relate to the other revenue-generating services you perform.

9. Please provide a summary of the biggest risks associated with your business.

Corporate Background and Business Overview, page 6

10. Please clarify whether Jiarun owns the 3200 square meter hospital or leases the facility.

11. Please expand the discussion to indicate the population of Harbin City and the number and size of competing medical facilities in the area.

12. Please explain why a facility with 150 open beds can only serve 4,315 inpatients on an annual basis.

13. Please expand the discussion to indicate the number of doctors, surgeons, nurses, and dentists, respectively, included in your staff of 160 medically trained personnel.

14. Please explain why management, instead of Jiarun itself, is building the new hospital.

15. Please explain what the company intends to do with the Jiarun hospital when the new facility is completed.

16. We note the diagram of corporate structure at the top of page 7. Please identify the notation "JR Hospital" and expand the diagram to reflect Mr. Zhang's ownership interest in JRSI Health Care Corporation. In addition, if your corporate structure will change materially upon completion of the new facility, please include a diagram to reflect such change.

Business Strategy
Expansion and growth: New building operation start from the third quarter of 2014 (all figures here are estimated), page 7

17. Please address the following regarding the projections related to your expansion:

- Provide us with a detailed analysis supporting why you believe you have a reasonable basis for the assumptions underlying you projections. Please refer to General, (b) of Regulation S-K and Chapter 6 of the AICPA Guide for Prospective Financial Information.
- Revise your disclosure to define the period for what "before expansion" and "post expansion" mean.
- Revise your disclosure to address General, (b),3,(i) of Regulation S-K.

18. We note the new facility is currently undergoing painting and decoration. Please expand the discussion to define what you mean by decorating and how the decorating you are currently conducting may differ from that for which proceeds of the offering will be used. In addition, since the new facility is completed, please expand the discussion in the use of proceeds section to describe the expansion of medical facilities you propose to undertake.

19. Please explain what you mean by "second tier cities" at the top of page 8.

Implications of Being an Emerging Growth Company, page 8

20. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please

remove your statement on page 9 that your decision is irrevocable, as only the decision to opt out is irrevocable under Section 107 of the JOBS Act.

Risk Factors - General, page 12

21. Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

22. Please revise your disclosure to include a risk factor related to the risks posed by the best-efforts nature of your offering. Please include the risks involved in the event that very few shares are sold as a result of this offering.

"Like most providers of medical services, we are subject to potential litigation," page 13

23. Please expand the discussion to indicate whether you have liability insurance and the extent of such coverage.

"If we are unable to pay for services timely…," page 13

24. Please define "men's and workmen's liens" and provide an explanation or example of how these could affect your business.

25. We note your statement regarding bank loans. Please disclose whether you have any loans from banks.

"Directors and officers have limited…," page 13

26. We note the statement that your bylaws permit indemnification to the maximum extent permitted by the business laws of PRC. We note you were incorporated in Florida and that the bylaws you filed as an exhibit do not contain a reference to PRC. Please file as an exhibit the bylaws currently in effect and any amendment thereto as requested by Item 601(b)(3)(ii) of Regulation S-K.

27. We note your disclosure regarding your indemnification agreement. Please file a form of indemnification agreement as an exhibit to the registration statement. Please also add disclosure about your indemnification agreement and indemnification under PRC laws to Item 14 of the registration statement.

<u>"If we are unable to hire, retain or motivate…," page 13</u>

    28. Please disclose whether you have experienced any past difficulties hiring or retaining qualified personnel, independent contractors or advisors.

<u>Risks Relating to Our Common Stock, page 18</u>

    29. We note that, as an emerging growth company under the Jumpstart Our Business Startups Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please state in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of the disclosure requirement exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

<u>Use of Proceeds, page 22</u>

    30. Please expand your disclosure here to disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold.

    31. We note you intend to use some of the proceeds to purchase new medical equipment. If you need such equipment to fully equip and operate the new facility, please consider the addition of a risk factor to address this issue.

<u>Capitalization, page 22</u>

    32. Please remove the fixed asset line item from your capitalization table or tell us why you believe it is appropriate to include it. In addition, please tell us why you appear to include the proceeds from the selling shareholders and exclude estimated offering costs in computing your pro forma capitalization amount of $7,724,900.

<u>Determination of the Offering Price, page 23</u>

    33. Please provide a discussion of the various factors considered in determining the offering price, as required by Item 505(a) of Regulation S-K. In this regard, we note the price for the shares sold in the January 2014 private offering.

<u>Dilution, page 23</u>

    34. Please tell us why you appear to include the proceeds from the selling shareholders and exclude estimated offering costs in computing your pro forma as adjusted net tangible book value of $7,724,900.

<u>Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 24</u>

35. Please explain what you mean by the statement on page 25 that "in just 2013 alone, the Hospital has conducted about 4,100 inpatients, representing approximately 95% of the hospital's maximum medical capacity." In addition, please disclose the number of operating rooms.

<u>Plan of Operation, page 25</u>

36. Please refer to SEC Release No. 33-8350 and revise your disclosure to address the following:

   - Provide a more informative discussion and analysis that explains the factors underlying changes in your operating results and financial condition for each period presented. In particular, quantify and explain the sources of revenue growth and the revenue impact of changes in volume and price, the factors underlying changes in operating profit and the impact of changes in accounting estimates. Also, disclose a breakdown of patient service revenue, quantifying those services covered and those services not covered by social insurance for each period presented.
   - Provide an analysis of your critical accounting estimates.

37. Please explain how you intend to more than triple your capacity and yet only slightly increase the amount of medical equipment.

<u>Business Description, page 29</u>

<u>Services Overview, page 29</u>

38. Please expand your discussion of Class 1 versus Class 2 categorizations. In your discussion, please disclose how many classes are within the relevant class system, who determines the specific classifications, and your current designation. In this regard, we note the statement that you provide a range of services that "match the capabilities and efficiency of a Class 2 hospital."

39. We note your statement that your "hospital is ranked as one of the top most recognized and respected medical facilities in Harbin." Please expand this discussion to disclose the ranking system to which you refer and the number of hospitals against which yours was compared.

40. Please spell out the meaning of "ENT" at its first use on page 30.

41. Please expand your discussion of "Medicine" to disclose the types of medications you sell and discuss any regulation involved in their sale.

Strategic Marketing Plan, page 30

42. Please explain the meaning of 5YP at its first mention on page 31 and provide a discussion of its significance to your business.

43. Please disclose whether the plan outline provided on page 31 is specific to your company, or whether it is related to the Chinese government's healthcare reform. To the extent possible, please expand the lists to provide investors with a narrative discussion of how you intend to implement such plans.

44. Please define "essential drugs policies" and explain its significance to your business.

45. Please expand your discussion of your objectives and marketing strategy on page 32 to provide more details concerning how you intend to implement such plans.

Competition, page 32

46. Please spell out the terms "IFC" and "JV" at their first use.

47. Please discuss known or potential competitors of your business and how such competition affects your business and market share.

Competitive Advantage, page 32

48. Please explain what you mean by the statement you intend to establish yourself "as a leading contracting company nation-wide."

49. For each strategic partner listed, please provide a discussion of the strategic partnership in which you are involved.

50. Please provide your basis for stating that you have a "superior level of professionalism." If this is based solely on your own opinion, please state that this is your opinion.

51. Please provide examples of the extensive marketing tactics to which you refer.

Sources and Availability of Products and Supplies, page 32

52. Please expand your discussion to discuss why you believe there are no constraints on the sources or availability of products and supplies related to your business.

Strategic Partners, page 33

53. Please provide a narrative discussion to explain the table on page 33. Specifically, disclose the nature and terms of each material partnership. If any material agreements exist, please file such agreements as exhibits to the registration statement.

Regulations, page 33

54. For each regulation listed, please provide an explanation of the most material ways such regulation affects your business.

Description of Property, page 34

55. Please disclose the owner of the new medical facility. Please also explain whether the building was built for you specifically and why you are raising money for the decoration of a building that you do not own.

Management, page 34

Directors and Executive Officers of Registrant, page 34

56. For each director or officer, please disclose each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of you.

57. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

58. Please disclose any family relationships that exist between any director or officer.

Involvement in Certain Legal Proceedings, page 36

59. Please be advised that in accordance with Item 401(f) of Regulation S-K, you are required to disclose certain legal proceedings that have occurred during the past ten years. We note that your disclosure only covers the past five years. Please revise your disclosure accordingly.

Executive Compensation, page 37

Summary Compensation Table, page 37

60. Please add a footnote to your Summary Compensation Table disclosing that the compensation only covers salaries earned from the company's inception in November 2013 until the end of that year. Please also disclose each named executive officer's salary from which the amount earned was pro-rated.

Compensation of Directors, page 37

61. Please add disclosure to make clear whether the amounts listed in the table were earned solely as compensation for work performed as executive officers or if any amount was earned in the capacity of director.

Certain Relationships and Related Transactions, page 38

62. Please make clear who from the list of shareholders is the related person. Please also disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction.

Principal Stockholders, page 42

63. The beneficial ownership table is not drafted clearly and does not list each executive officer or director who signed the registration statement. Please revise the table to be easily readable and to provide information for each director and officer.

Description of Capital Stock, page 43

Common Stock, page 43

64. Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

Cash Dividends, page 43

65. Your statement here that "[a]s the date of this prospectus, we have not paid any cash dividends to stockholders" conflicts with your disclosure in the Dividend Policy section on page 22. Please revise your disclosure to correct any inaccurate information.

Consolidated Financial Statements - General

66. Please explain your basis for consolidating Jiarun with JHCC, when purchase consideration for this acquisition has not been transferred and certain regulatory approvals for the related Joint Venture Investment Agreement have not been granted. Also, explain to us the purpose of terms governing the right of Mr. Zhang to transfer the 100% of Runteng shares to himself at any time and the rights of Mr. Zhang, Ms. Tang and Mr. Song to transfer the 100% of the CRMG shares to themselves at any time. Tell us your consideration of these rights in determining the accounting treatment for the transactions underlying the formation of JHCC. Refer us to the technical guidance upon which you have relied.

Consolidated Statements of Operations and Comprehensive Income, page 49

67. Tell us how you computed the weighted average number of shares outstanding for 2013 of 1,388,822 shares.

Consolidated Statements of Shareholders' Equity, page 50

68. Please tell us why you do not have balances for the December 31, 2011 and 2012 periods or show any activity within that period for the majority of the captions.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Organization, page 53

69. Please provide a more informative explanation of your accounting treatment for the "investment to Jiarun by Runteng, the holding company." Specifically, explain to us how you are accounting for this transaction and refer us to the technical guidance upon which you have relied. Revise your disclosure accordingly.

70. You state that on June 3, 2013, Junsheng Zhang "raised paid in capital to $2.4 million with accumulated earnings of $1.6 million and cash of $702,508." Please provide a more informative explanation of this transaction and tell us where it is reflected in your financial statements.

Note 2. Summary of Significant Accounting Policies
Note H. Construction in progress, page 55

71. You disclose that construction in progress represents "new hospital painting and decoration." Also, on page 25, you state that "JRIS's management completed construction of a brand new medical facility in the heart of Harbin City." However, your construction in progress appears to consist primarily of the capital lease for the hospital building from Harbin Baiyi Real Estate Development Co, as disclosed on page 57. Please revise your disclosure throughout the filing to remove these apparent

inconsistencies. Also, disclose a summary of the principal components of construction in progress for each period presented.

L. Capital lease obligation and deposit for capital leases, page 57

72. Please provide all of the disclosures related to the Lease Agreement for the hospital building, as required by ASC 840-30-45 and 50. Also, disclose your accounting treatment for the interest cost related to this Lease Agreement.

N. Related Parties, page 58

73. Please disclose that the new hospital building is leased from Harbin Baiyi Real Estate Development Co, which is owned by Jun Sheng Zhang a related party, and the associated amounts presented in your financial statements.

X. Non-controlling interests, page 64

74. Your financial statements indicate that the non-controlling interest was held by Jun Sheng Zhang, who also held a 93% ownership interest in JHCC at January 31, 2014. Please tell us how you considered this common ownership in concluding that you have a non-controlling interest. Also, explain your basis for allocating comprehensive income between the non-controlling interests and your shareholders for each period presented. Refer us to the technical guidance upon which you have relied.

Principal and Selling Stockholders, page 73

75. Please add corresponding footnotes to the (1) and (2) that appear in the heading to the selling stockholder table.

76. Please disclose any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.

Signatures, page 80

77. Please add the date of the registrant's signature.

78. Please provide the signatures of the principal executive officer, principal financial officer, and principal accounting officer or controller. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. Please see instructions to signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        William D. O'Neal
        Attorney at Law
        4400 North Scottsdale Road
        Suite 9-208
        Scottsdale, AZ 85251